SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                           (Amendment No. ...)*



                         GUARANTY BANCSHARES, INC.
                             (Name of Issuer)

                  COMMON STOCK $1.00 PAR VALUE PER SHARE
                      (Title of Class of Securities)

                                 400764 10 6
                              (CUSIP Number)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 400764 10 6                13G                 Page 2 of 5 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BILL G. JONES


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A) [ ]
             NONE
                                                             (B) [ ]

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES OF AMERICA

                   5  SOLE VOTING POWER
   NUMBER OF
     SHARES                    334,033
  BENEFICIALLY
    OWNED BY       6  SHARED VOTING POWER
      EACH
   REPORTING                   0
     PERSON
      WITH        7   SOLE DISPOSITIVE POWER

                               334,033

                   8  SHARED DISPOSITIVE POWER

                               0

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               334,194

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         11.5%

  12   TYPE OF REPORTING PERSON*

           IN

                                   ITEM 1(A)

Name of issuer: The name of the issuer is Guaranty Bancshares, Inc. ("Bancshares").

                                   ITEM 1(B)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 100 W. Arkansas, Mount Pleasant, Texas 75455.

                                   ITEM 2(A)

Name of person filing:  The reporting person is Bill G. Jones.

                                   ITEM 2(B)

Address or principal business office or, if none, residence: The address of Bill
G. Jones is 100 W. Arkansas, Mount Pleasant, Texas 75455.

                                   ITEM 2(C)

Citizenship:  Bill G. Jones is a citizen of the United States of America.

                                   ITEM 2(D)

Title of class of securities: The class of securities of Bancshares owned beneficially by Bill G. Jones is common stock, $1.00 par value (the "Common Stock").

                                   ITEM 2(E)

CUSIP Number:  400764 10 6

                                    ITEM 3

Not applicable

                                    ITEM 4

Ownership:

(a) The amount of securities beneficially owned by Bill G. Jones is 334,194 shares of Common Stock, which includes 2,884 shares held of record for the benefit of the Bill G. Jones IRA, 19,943 shares held of record by the Bill Jones IRA Rollover and 161 shares held of record by the wife of Mr. Jones.

(b) The percent of the class of Common Stock beneficially owned by Bill G. Jones is 11.5%.

(c) Bill G. Jones has the sole power to vote or to direct the vote of 334,033 shares of the Common Stock and the sole power to dispose or to direct the disposition of 334,033 shares of the Common Stock.

                                    ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                    ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                    ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                    ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                    ITEM 9

Notice of Dissolution of Group:  Not applicable

                                    ITEM 10

Certification:  Not applicable

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    FEBRUARY 2, 1999
                                    (Date)


                                    /s/ BILL G. JONES
                                    (Signature)


                                    BILL G. JONES
                                    (Name/Title)